1(212) 318-6275

rachaelschwartz@paulhastings.com

March 26, 2015	79718.00003

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Gabelli Capital Series Funds, Inc. (File No. 811-07644)

Dear Ms. White:

This letter responds to your telephonic comments communicated to the undersigned on March 17, 2015, with respect to the preliminary proxy statement filed on March 12, 2015 for Gabelli Capital Series Funds, Inc. (the “Registrant”)

The Registrant’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment 1: Please provide the Tandy representations with your response.

Response 1: The Registrant has included the Tandy representations with its response.

Comment 2: At the top of page 17 under “Required Vote,” please add language explaining what plurality means in this context.

Response 2: The Registrant has added language to explain the meaning of plurality.

Comment 3: Pursuant to Item 22(c)(1) of Schedule 14A, please include the date of the existing investment advisory agreement, the date on which it was last submitted to a vote of shareholders of the Fund and the aggregate amount paid to the investment adviser during the last fiscal year.

Response 3: The Registrant has added the required disclosure.

Comment 4: Pursuant to Item 22(c)(9) of Schedule 14A, please include the aggregate amount of the investment adviser's fee during the last year under the current

Ms. Alison White

March 26, 2015

agreement; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between the aggregate amounts stated in response to paragraphs (i) and (ii) as a percentage of the amount stated in response to paragraph (i).

Response 4:

Comment 5: Pursuant to Item 22(c)(10) of Schedule 14A, if the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation.

Response 5: The Registrant has added information related to other Funds advised by the investment adviser with a similar investment objective.

Comment 6: When describing the new shareholder servicing agreement, please explain who performed these services previously.

Response 6: The Registrant has added the requested disclosure.

Comment 7: Pursuant to Item 22(b) of Schedule 14A, please include a copy of the Audit Committee Charter.

Response 7: The Registrant has added the Audit Committee Charter as an exhibit.

Comment 8: On the voting card for the election of directors, please include a box to vote “against” a director.

Response 8: The Registrant has added an “against” box.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for Paul Hastings LLP